

19003263

SECURITIES A̶~~
Washington, D.C. ~~~

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69237

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Huron Transaction Advisory, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 West Van Buren Street, Suite 1700

(No. and Street)

Chicago	IL	60607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Darr   (617) 226-5593

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC

(Name – *if individual, state last, first, middle name*)

10 S. Riverside Plaza, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 2 7 2019

Washington DC
413

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

- 1 -

OATH OR AFFIRMATION

I, Stephen Darr _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huron Transaction Advisory, LLC _____, as of December 31 _____, 20 18____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
_____
Signature

Managing Director and Chief Compliance Officer
_____
Title

_____
Notary Public

Tracy A. Genzale
Notary Public
Commonwealth of Massachusetts
My Commission Expires on April 3, 2020

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

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Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Huron Transaction Advisory, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Huron Transaction Advisory, LLC as of December 31, 2018 and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Huron Transaction Advisory, LLC as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Huron Transaction Advisory, LLC's management. Our responsibility is to express an opinion on Huron Transaction Advisory, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Huron Transaction Advisory, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental information (Schedule I - Computation of Net Capital Required by Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements Required by Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III - Information Relating to the Possession or Control Requirements Required by Rule 15c3-3 of the Securities and Exchange Commission) has been subjected to audit procedures performed in conjunction with the audit of Huron Transaction Advisory, LLC's financial statements. The supplemental information is the responsibility of Huron Transaction Advisory, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the accompanying supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Huron Transaction Advisory, LLC's auditor since 2017.

Chicago, Illinois
February 8, 2019



Huron Transaction Advisory, LLC
Table of Contents

Huron Transaction Advisory, LLC
Statement of Financial Condition
As of December 31, 2018

		2018
ASSETS		
Current assets:		
Cash	$	1,040,570
Client receivables, net		626,134
Receivables from affiliates		784,954
Prepaid expenses and other current assets		114,625
Total current assets		2,566,283
Other noncurrent assets		749
Total assets	$	2,567,032
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	7,735
Unearned revenue		106,897
Total current liabilities		114,632
Member's equity		
Additional paid-in capital		285,816
Retained earnings		2,166,584
Total member's equity		2,452,400
Total liabilities and member's equity	$	2,567,032

The accompanying notes are an integral part of the financial statements.

<p style="text-align:center">**Huron Transaction Advisory, LLC**
Statement of Income
For the Year Ended December 31, 2018</p>

		2018
Revenues and reimbursable expenses:		
Revenues	$	4,459,756
Reimbursable expenses		371,333
Total revenues and reimbursable expenses		4,831,089
Direct costs and reimbursable expenses:		
Direct costs		27,045
Reimbursable expenses		371,333
Total direct costs and reimbursable expenses		398,378
Operating expenses:		
Promotion and marketing		249,635
Insurance		140,000
Consulting		51,473
Practice administration and meetings		62,822
Regulatory filing fees		56,178
Other expenses		131,412
Total operating expenses		691,520
Net income	$	3,741,191

<p style="text-align:center">*The accompanying notes are an integral part of the financial statements.*</p>

Huron Transaction Advisory, LLC
Statement of Change in Member's Equity
For the Year Ended December 31, 2018

	Additional Paid-In Capital	Retained Earnings	Total Member's Equity
Balance at December 31, 2017	$ 285,816	$ 1,625,393	$ 1,911,209
Net income	-	3,741,191	3,741,191
Dividends paid	-	(3,200,000)	(3,200,000)
Balance at December 31, 2018	$ 285,816	$ 2,166,584	$ 2,452,400

The accompanying notes are an integral part of the financial statements.

Huron Transaction Advisory, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

		2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	3,741,191
Allowances for doubtful accounts and unbilled services		50
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in client receivables, net		(131,843)
Change in affiliate receivables / payable, net		(444,612)
Increase in other assets		(25,130)
Increase in accounts payable and accrued expenses		6,652
Increase in unearned revenue		47,505
Net cash provided by operating activities		3,193,813
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid		(3,200,000)
Net cash used in financing activities		(3,200,000)
Net decrease in cash		(6,187)
Cash, beginning of year		1,046,757
Cash, end of year	$	1,040,570

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Huron Transaction Advisory, LLC (the "Firm") is a Delaware Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). It provides essential corporate finance and investment banking services to middle-market companies wishing to explore opportunities that require additional capital, targeted acquisition or divestiture strategies, or smart restructuring or recapitalization solutions.

The Firm does not engage in market making or firm commitment underwritings or provide investment advisory services to its customers. The Firm does not effect transactions in commodities, commodity futures or commodity options nor does it engage in any other non-securities business activities.

The Firm does not carry or maintain accounts for customers; handle or hold customer funds or securities; clear or settle securities transactions on behalf of customers; issue research reports regarding securities; permit its personnel to exercise discretion over customer accounts; or engage in market making.

Financial Statement Presentation

The financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America ("GAAP") and the standards of the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

The Firm maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation.

Accounts Receivable and Unbilled Services

Client receivables, net is comprised of accounts receivable and unbilled services, net of allowances. Revenues recognized for services performed but not yet billed to clients are recorded as unbilled services. Of the $626,134 client receivables, net as of December 31, 2018, $438,963 related to accounts receivable, net and $187,171 related to unbilled services, net. Management believes that, based on industry practice and collection history, the client receivables balance at December 31, 2018 was not collectible in full, and accordingly, a total allowance for losses on client receivables of $539,451 was recorded against gross client receivables and unbilled services.

Unearned Revenue

Client prepayments and retainers are classified as deferred revenues and recognized over future periods as earned in accordance with the applicable engagement agreement.

Income Taxes

Since the Firm is a limited liability company, it is a disregarded entity for income tax purposes. Therefore, there is no income tax liability at the entity level. Rather, the Firm's net income or loss is reported on the single-member's income tax return. Accordingly, no provision is made for income taxes in the financial statements.

The Firm follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Firm has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Firm believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Firm's financial condition, results of operations or cash flows. Accordingly, the Firm has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at December 31, 2018.

Revenue Recognition

Revenues represent fees charged to customers on transactions. Reimbursable expenses are costs incurred in providing services to the customers of the Firm.

On January 1, 2018, the Firm adopted Accounting Standard Update ("ASU 2014-09, *Revenue from Contracts with Customers.* The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Firm adopted ASU 2014-09 using the modified retrospective transition method, under which the new guidance was applied to the current period presented in the financial statements with any cumulative-effect adjustment recorded as of the date of adoption. The adoption of this guidance did not result in an adjustment to the financial statements.

We generate our revenues from providing professional services to our clients. A single contract could include one or multiple performance obligations. For those contracts that have multiple performance obligations, we allocate the total transaction price to each performance obligation based on its relative standalone selling price, which is determined based on our overall pricing objectives, taking into consideration market conditions and other factors.

Revenue is recognized when control of the goods and services provided are transferred to our customers and in an amount that reflects the consideration we expect to be entitled to in exchange for those goods and services using the following steps: 1) identify the contract, 2) identify the performance obligations, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue as or when we satisfy the performance obligations. We typically satisfy our performance obligations for professional services over time as the related services are provided.

We generate our revenues under three types of billing arrangements: fixed-fee, time-and-expense, and performance-based.

In fixed-fee billing arrangements, we agree to a pre-established fee in exchange for a predetermined set of professional services. We set the fees based on our estimates of the costs and timing for completing the engagements. We generally recognize revenues under fixed-fee billing arrangements using a proportionate performance approach, which is based on work completed to-date versus our estimates of the total services to be provided under the engagement. Estimates of total engagement revenues and cost of services are monitored regularly during the term of the engagement. If our estimates indicate a potential loss, such loss is recognized in the period in which the loss first becomes probable and reasonably estimable.

Time-and-expense billing arrangements require the client to pay based on the number of hours worked by our revenue-generating professionals at agreed upon rates. We recognize revenues under time-and-expense arrangements as the related services are provided, using the right to invoice practical expedient which allows us to recognize revenue in the amount that we have a right to invoice based on the number of hours worked and the agreed upon hourly rates.

In performance-based billing arrangements, fees are tied to the attainment of contractually defined objectives. We recognize revenue under performance-based billing arrangements using the following steps: 1) estimate variable consideration using a probability-weighted assessment of the fees to be earned, 2) apply a constraint to the estimated variable consideration to limit the amount that could be reversed when the uncertainty is resolved (the "constraint"), and 3) recognize revenue of estimated variable consideration, net of the constraint, based on work completed to-date versus our estimates of the total services to be provided under the engagement.

Provisions are recorded for the estimated realization adjustments on all engagements, including engagements for which fees are subject to review by the bankruptcy courts.

NOTE 2 - Allowance for Doubtful Accounts

Client receivables are presented on the balance sheet net of estimated uncollectible amounts. The Firm records an allowance for estimated uncollectible accounts in an amount approximating anticipated losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. The Firm recorded an allowance for doubtful accounts of $539,451 as of December 31, 2018.

NOTE 3 - Fair Value of Financial Instruments

The Firm's financial instruments are cash, client receivables, accounts payable, and unearned revenues for which recorded values approximate fair values based on their short-term nature.

NOTE 4 - Net Capital Requirements

The Firm is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $7,646 at December 31, 2018, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2018, the Firm had net capital of $925,938, which was $918,292 in excess of its required net capital of $7,646. The Firm's ratio of aggregated indebtedness to net capital was 0.12 to 1 at December 31, 2018.

NOTE 5 - Expense Agreement

The Firm has an expense agreement with two affiliates, Huron Consulting Services, LLC and Huron Consulting Group Inc. (collectively, the "Affiliates") whereby the Firm makes use of a portion of the Affiliates' office and support personnel which does not cause the affiliate to incur significant, if any, additional costs and expenses. The Affiliates have adequate resources to incur and pay for such overhead costs in their ordinary course of business and per the expense agreement, the Firm is not required to repay such amounts to the Affiliates, nor do such amounts get allocated or recorded as additional paid-in capital to the Firm.

The Firm does record and pay for any and all expenses directly related to its operating activities as a registered Broker Dealer. In some cases, certain of these operating expenses that are directly related to the Firm are funded by the Affiliates; such costs are charged to expense along with a related payable to Affiliates. In certain situations, the Firm may provide services to customers in conjunction with services provided by the Affiliates. In such cases, the customers may choose to pay the Affiliates for fees charged by both the Firm and the Affiliates. In such cases, the Firm will record revenue for services provided to the customer in accordance with its revenue recognition policy and a related receivable from Affiliates for the cash collected by the Affiliates on behalf of the Firm. As of December 31, 2018, the Firm recorded a net receivable from Affiliates balance of $784,954.

NOTE 6 - Clearing Agreement

The Firm is an introducing broker, and clears all transactions for customers through one bank account. The Firm promptly transmits all customer funds and securities to such bank account utilizing a lockbox system and, at December 31, 2018, had no amounts or securities due to the account from unsettled trades. The amount of cash in the bank account was $1,040,570 at December 31, 2018.

NOTE 7 - Concentration of Credit Risk

Financial instruments that potentially subject the Firm to concentrations of credit risk consist of demand deposits with a financial institution. At December 31, 2018, there was $1,040,570 held at one financial institution exceeding FDIC insurance of $250,000. The Firm believes there is minimal credit risk relative to its cash and investment accounts.

NOTE 8 - Commitments and Contingencies

There are no commitments or guarantees against the assets of the Firm, and there are no contingencies regarding litigation or arbitration.

NOTE 9 - Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2018, were $123,984.

NOTE 10 - Major Customers

Revenues from institutional clients in excess of 10 percent of total Firm revenues are as follows:

Customer 1 - $1,203,244

Customer 2 - $805,725

Customer 3 - $534,237

NOTE 11 - Subsequent Events

The Firm's management has evaluated subsequent events through February 8, 2019, the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Huron Transaction Advisory, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018

Computation of Net Capital		**2018**
Total members' equity qualified for net capital		2,452,400
Less non-allowable assets:		
Client receivables, net		626,134
Receivables from affiliates		784,954
Prepaid expenses and other current assets		114,625
Other non-current assets		749
Net capital	$	925,938
Net capital requirement		7,646
Excess net capital	$	918,292
Net capital less 10% of aggregate indebtedness	$	914,475
Computation of Aggregate Indebtedness		
Aggregate indebtedness		114,632
Ratio: Aggregate indebtedness to net capital		0.12

> **NOTE:** There are no material differences between the preceding computation and the Firm's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.

Huron Transaction Advisory, LLC
Computation for Determination of Reserve Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Firm is exempt from Rule 15c3-3 under paragraph (k)(2)(i). The Firm does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker or dealer. The Firm clears all transactions with and for customers through one bank account with U.S. Bank, and promptly transmits all customer funds and securities to U.S. Bank through a lockbox system. The Firm does not hold funds or securities for, or owe money or securities to, customers.

Huron Transaction Advisory, LLC
Information Relating to the Possession or Control Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Firm is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(i). The Firm does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker or dealer. The Firm clears all transactions with and for customers through one bank account with U.S. Bank, and promptly transmits all customer funds and securities to U.S. Bank through a lockbox system. The Firm does not hold funds or securities for, or owe money or securities to, customers.

plante
moran

Plante & Moran, PLLC
10 South Riverside Plaza
9ᵗʰ floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Huron Transaction Advisory, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Huron Transaction Advisory, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Huron Transaction Advisory, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Huron Transaction Advisory, LLC stated that Huron Transaction Advisory, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Huron Transaction Advisory, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Huron Transaction Advisory, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 8, 2019



- 15 -

Huron Transaction Advisory, LLC
550 W Van Buren Street
Chicago, Illinois 60607

Huron Transaction Advisory, LLC's Exemption Report
Required by Rule 17a-5 of the Securities and Exchange Commission

Huron Transaction Advisory, LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1.   The Firm claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

2.   The Firm stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

Huron Transaction Advisory, LLC

I,_____Stephen Darr_____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Managing Director and Chief Compliance Officer

February 8, 2019

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

plante
moran

Report of Independent Registered Public Accounting Firm
on Applying Agreed-upon Procedures

To the Member
Huron Transaction Advisory, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Huron Transaction Advisory, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Huron Transaction Advisory, LLC for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Huron Transaction Advisory, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Huron Transaction Advisory, LLC's management is responsible for Huron Transaction Advisory, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences

2. Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Chicago, Illinois
February 8, 2019



Huron Transaction Advisory, LLC

Annual Audit Report
For the Year Ended
December 31, 2018